Exhibit 99.1

Selina Releases New Investor Presentation

NEW YORK (January 27, 2023) –Selina Hospitality PLC (“Selina”; NASDAQ: SLNA) the fast-growing experiential hospitality brand targeting millennial and Gen Z travelers, today announced it has released a new investor presentation. The presentation has summary information about the company and includes new and updated information, such as:

•	An overview of Selina’s comprehensive strategy, which is aimed at achieving positive adjusted EBITDA;

•	Information about potential financing initiatives Selina is considering; and

•	An overview of recent performance optimization and cost control initiatives and operational improvements.

The investor presentation is accessible through the “Events and Presentations” section under “Investor Relations” on Selina’s website.

INDIVIDUAL MEETING INFORMATION

In an effort to increase relations with institutional investors, management has dedicated time to hosting individual meetings with portfolio managers and analysts. If you are interested in scheduling a meeting with management, please contact investors@selina.com.

About Selina Hospitality PLC.

Selina (NASDAQ: SLNA) is one of the world’s largest hospitality brands built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations in 25 countries on six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on Twitter, Instagram, Facebook, Linkedin or YouTube.

Forward-Looking Statements

This press release contains statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding our future results of operations and financial position as well as plans and objectives of management for future operations, are forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.